UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2024

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Addendum to Short Term Loan Agreement

On September 28, 2023 and November 15, 2023, NLS Pharmaceutics Ltd., or the Company, entered into short term loan agreements, or the Short Term Loan Agreements, with Ronald Hafner, the Company’s Chairman of the Board of Directors, or the Short Term Lender, providing for unsecured loans to the Company in the aggregate amount of CHF 500,000 and CHF 250,000, respectively, or the Short Term Loans. Pursuant to the Short Term Loan Agreements, the Short Term Loans bear interest at a rate of 10% per annum and matures on November 30, 2023.

As previously reported, on March 18, 2024, the Company entered into an addendum with the Short Term Lender providing for an extension of the maturity date under the Short Term Loan Agreement dated September 28, 2023 to December 31, 2024.

On May 13, 2024, the Company entered into the second short term addendum, or the Second Short Term Addendum, to the Short Term Loan Agreement dated September 28, 2023, and a short term addendum, or the Short Term Addendum, to the Short Term Loan Agreement dated November 15, 2023, with the Short Term Lender providing for an extension of the maturity date under the Loan Agreements to June 30, 2025.

The foregoing summary of the Second Short Term Addendum and the Short Term Addendum do not purport to be complete and are qualified in their entirety by reference to the Second Short Term Loan Addendum and the Short Term Addendum forms of which are attached as Exhibit 99.1 and 99.2, respectively, to this report, and are incorporated herein by reference.

This report is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-262489, and 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Second Addendum to the Loan Agreement dated September 28, 2023.
99.2	Addendum to the Loan Agreement dated November 15, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: May 14, 2024	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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